Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

January 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill and Laura Crotty

Re:	Windtree Therapeutics, Inc. Amended Preliminary Proxy Statement on Schedule 14A Filed December 23, 2022 File No. 001-39290

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Windtree Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 5, 2023 (the “Comment Letter”) in connection with the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “PRER14A”), filed on December 23, 2022. In response to the comments set forth in the Comment Letter the Company has revised the PRER14A and is filing a revised draft (the “Amended PRER14A”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended PRER14A.

Amended Preliminary Proxy Statement on Schedule 14A filed December 23, 2022

General

1.

Please revise your disclosure to clearly state that the mirrored voting function of the Series A Preferred Stock will have a significant impact on the vote needed to pass Proposal 1 relating to the reverse stock split. In this regard, assuming the minimum quorum is met with no additional shares of common stock appearing in person or by proxy, it appears the mirrored voting mechanism of the Series A Preferred Stock will result in the company only needing 16.667% (1/6) of the common shares outstanding to vote in favor of Proposal 1 rather than a vote in favor of at least 50.001%. Please clearly disclose these figures, expressed as percentages, so shareholders may understand the impact the Series A Preferred Stock will have on the ability of the company to pass Proposal 1.

Securities and Exchange Commission January 6, 2023 Page 2

The Company respectfully advises the Staff that it has revised its disclosure by adding the following paragraph on page 8 of the Amended PRER14A as follows:

“The mirrored voting function of our Series A Preferred Stock will have a significant impact on the on number of votes required to approve the Reverse Stock Split Proposal. Assuming the minimum quorum requirement of holders representing one-third (1/3) of the votes stockholders are entitled to cast at the Special Meeting (including at least one-third (1/3) of the votes represented by our Common Stock) is met, and no other holders of shares of our Common Stock are present, virtually in person or by proxy at the Special Meeting, the Reverse Stock Split Proposal could be approved by holders representing only 16.667% of our outstanding Common Stock (along with their Series A Preferred Stock) voting to approve the Reverse Stock Split Proposal, rather than at least 50.001% of our outstanding Common Stock, which would be required absent the existence of the Series A Preferred Stock.”

2.

We note the following statement included in your response to our prior comment 5: "whether the approval of an amendment to the Amended and Restated Certificate of Incorporation such as the one contemplated in the Preliminary Proxy Statement through a vote which includes the vote of a super-voting preferred stock alters or changes the powers, preferences, or special rights of the Common Stock so as to affect them adversely (as set forth in Section 242(b) of the Delaware General Corporation Law (the “DGCL”)) has not been determined by a Delaware court to date and is not specifically provided for in the applicable statutes." Please include the substance of this statement in the proxy statement itself and discuss the surrounding uncertainty of using this approach in an attempt to pass Proposal 1.

The Company respectfully advises the Staff that it has revised its disclosure by adding the following paragraph on page 5 and 14 of the Amended PRER14A as follows:

“There is uncertainty as to whether Delaware courts would find the use of our Series A Preferred Stock to approve the Reverse Stock Split Proposal would be sufficient under Delaware Law - The use of super-voting preferred stock, such as the Series A Preferred Stock, to approve an amendment to a company’s certificate of incorporation has not been validated by a Delaware court to date and has been neither specifically prohibited by, nor provided for, in applicable statutes. There can be no assurance that a Delaware court would not find that the use of our Series A Preferred Stock to approve the Reverse Stock Split Proposal does not alter or change the powers, preferences, or special rights of our Common Stock, or is not otherwise determined to be an insufficient method for approving the Reverse Stock Split Proposal.”

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4339.

Sincerely,

/s/ Jennifer L. Porter, Esq.
Jennifer L. Porter, Esq.

cc:	Via Email John Hamill, Windtree Therapeutics, Inc. Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP